Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: July 10th, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Letter to the New York Stock Exchange, Inc. dated July 10th, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: July 10th, 2006	By:	/s/ Dr. Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Volker Mansfeld
	Name:	Volker Mansfeld
	Title:	Legal Counsel

By Telefax — No. 001-212-656-5071 and by mail
Mr. Stefan Jekel
Account Representative
International Client Services
New York Stock Exchange, Inc.
20 Broad Street
New York, New York 10005
U.S.A.
ALTANA AG
Postfach 1244
61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Deutschland
T +49 (0) 6172 1712-0
F +49 (0) 6172 1712-5 50
www.altana.de

July 10th, 2006
ALTANA Aktiengesellschaft
Dear Mr. Jekel,
in accordance with Section 204.33 of the NYSE Listed Company Manual we hereby submit information about the re-purchase and re-sale of ALTANA shares by ALTANA AG during the second quarter of 2006.
Shares have been re-purchased and re-sold exclusively in transactions executed on the Frankfurt Stock Exchange.

– Number of treasury shares held by ALTANA AG as per March 31st, 2006:	4,496,531

– Number of shares re-purchased from April 1st to June 30th, 2006:	—

– Number of shares disposed of from April 1st to June 30th, 2006:	82,700

– Number of treasury shares held by ALTANA AG on June 30th, 2006:	4,413,831
With kind regards,
ALTANA AG

/s/ Paul Reuter	/s/ Volker Mansfeld

Dr. Paul Reuter	Volker Mansfeld
Vorsitzender des Aufsichtsrats:
Justus Mische
Vorstand:
Dr. h. c. Nikolaus Schweickart (Vorsitzender)
Dr. Hermann Küllmer,
Dr. Hans-Joachim Lohrisch,
Dr. Matthias Wolfgruber
Sitz und Registergericht:
Bad Homburg v. d. Höhe, HRB-Nr. 1933